EXHIBIT 99.1

Qiao Xing Universal Telephone, Inc. Releases Key Financial Figures for Q1 2004

Huizhou, China — July 6, 2004 — Qiao Xing Universal Telephone, Inc. (NASDAQ: XING) today released a few key financial figures for its operations for Q1 2004. On an unaudited management account basis, the company recorded for the first quarter net sales of US$51.7 million, while gross profit was US$8.5 million and income from operations (before interest, tax and minority interests) US$1.3 million. Gross profit margin recorded was 16.4%.

Concerning the operational performance, the strategic choice made and the rationalization program undertaken created the conditions for the turnaround achieved in 2003, in which the operational results turned slightly positive to US$0.4 million for the whole year. The Q1 2004 operational results confirmed this trend of continuous improvement in operational efficiency. The income from operations was after charging US$0.5 million for the amortization of acquired intangible assets in connection with the acquisition of CECT in 2003 and US$2.9 million for stock based compensation in relation to the exercise of options repriced in 2002. These two items of expenses did not involve any outflow of cash.

Mr. WU Ruilin, Chairman of the company, said, “We are pleased to see in the Q1 2004 operational results the confirmation of the continuous improvement in our operational efficiency. Furthermore, with the exercise of all the repriced stock options and the corresponding charges taken in the first quarter of 2004, we are no longer burdened by the effect of the option repricing in 2002, which have depressed our net results in the past periods by a total amount of US$6.1 million. Judging from the data on hand, we anticipate our revenue for the whole year to increase by at least 30% to US$288.6 million from that of 2003.”

About Qiao Xing Universal Telephone, Inc.

In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit www.cosun-xing.com.

Forward-looking statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,”

“expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source: Qiao Xing Universal Telephone, Inc.

For more information on Qiao Xing Universal Telephone, Inc., please contact:

Rick Xiao of Qiao Xing Universal Telephone, Inc. Email: rickxiao@qiaoxing.com Tel: 86-752 — 2820268